UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 14, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Harmony appoints Beyers Nel as Group CEO and Floyd Masemula as Deputy Group CEO

Johannesburg, Thursday, 14 November 2024. The Board of Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to announce the appointment of Beyers Nel as Group Chief Executive Officer (“Group CEO”) and Executive Director of the Company, with effect from 1 January 2025. He will succeed the current Group CEO, Peter Steenkamp, who retires at the end of December 2024. Peter was appointed CEO of Harmony nine years ago.

Beyers has been with Harmony since 2003 and held various positions, most notably that of Chief Operating Officer of South Africa since 2016. He was appointed Group Chief Operating Officer in January 2023. Beyers has 24 years’ experience in the gold mining industry during which he had various operational, management and executive responsibilities; on opencast, deep and ultra-deep level mines. He is past President of the Association of Mine Managers of South Africa and serves as Chairman of the board of the Mines Rescue Services (Pty) Ltd. Beyers has a mining engineering degree from the University of Pretoria and an MBA from the University of Chicago Booth School of Business.

The Harmony Board also decided to appoint Floyd Masemula as Deputy Group Chief Executive Officer with effect from 1 January 2025, due to the importance and the focus that is required for the South African mines. Floyd is currently Executive: Operating Officer of the South African operations. His primary responsibility will be to continue his current leadership of the South African operations.

Floyd has two decades of experience in various operational, management and executive roles in the gold and platinum mining sectors; covering diverse mining methods including ultra-deep level, pillar and open cast mining. Prior to joining Harmony in July 2023, he held the positions of Senior Vice President and Head of Mining at Sibanye-Stillwater’s platinum’s division. Floyd was previously Regional General Manager at Harmony’s Kusasalethu, Doornkop and Kalgold operations and also occupied various general manager roles at AngloGold Ashanti. He served two terms as a council member of the Association of Mine Managers of South Africa. Floyd is a qualified mining engineer and has an MBA from WITS Business School and also obtained various other management qualifications.

In welcoming Beyers and Floyd, the Harmony Chairman Dr Patrice Motsepe said “Beyers Nel will provide operational continuity along with strong mining leadership and will continue with the excellent work and results that Harmony has been producing under the capable leadership of Peter Steenkamp. Beyers and Floyd, together with the world-class management team at Harmony, will provide operational leadership during the next exciting growth phase of the Company. I also want to express my deep personal gratitude and the gratitude of the Harmony Board, its shareholders, employees and stakeholders to Peter Steenkamp for the outstanding leadership that he has provided as CEO of Harmony since 2016. We wish Peter everything of the best with his new endeavours and he will forever be part of the Harmony family.”

Ends.

For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
14 November 2024

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 14, 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director